Exhibit 99.1

SOHU.COM REPORTS THIRD QUARTER 2020 UNAUDITED FINANCIAL RESULTS

BEIJING, November 16, 2020 –Sohu.com Limited (NASDAQ: SOHU), China’s leading online media, video, search and gaming business group, today reported unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter Highlights

As previously announced, on September 29, 2020, the Company’s subsidiary Sogou Inc. (“Sogou”) entered into a definitive Agreement and Plan of Merger (the “Sogou Merger Agreement”) with THL A21 Limited, TitanSupernova Limited (“Parent”), and Tencent Mobility Limited, each of which is a direct or indirect wholly-owned subsidiary of Tencent, which contemplates that Parent will be merged with and into Sogou in an all-cash transaction (the “Sogou Merger”), and Sogou will become a wholly-owned indirect subsidiary of Tencent. As also previously announced, on September 29, 2020, the Company entered into a Share Purchase Agreement with Parent (the “Share Purchase Agreement”), pursuant to which the Company’s wholly-owned subsidiary Sohu.com (Search) Limited (“Sohu Search”) agreed to sell all of the Sogou Class A ordinary shares and Sogou Class B ordinary shares owned by it to Parent (the “Share Purchase”), shortly before the effectiveness of the Sogou Merger, at a purchase price of US$9.00 per share, which is equal to the per-share consideration under the Sogou Merger Agreement. In view of the Share Purchase Agreement, the results of operations for Sogou have been excluded from the Company’s results from continuing operations in the Company’s condensed consolidated statements of operations for the third quarter and are presented in separate line items as discontinued operations. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison. Unless indicated otherwise, results presented in this release are related to continuing operations only.

•	Total revenues were US$158 million, down 6% year-over-year and 1% quarter-over-quarter.

•	Brand advertising revenues were US$41 million, down 11% year-over-year and up 8% quarter-over-quarter.

•	Online game revenues were US$101 million, down 6% year-over-year and 4% quarter-over-quarter.

•

GAAP net loss from continuing operations attributable to Sohu.com Limited was US$15 million, compared with a net loss of US$33 million in the third quarter of 2019 and a net loss of US$77 million in the second quarter of 2020.

•

Non-GAAP net loss from continuing operations attributable to Sohu.com Limited was US$7 million, compared with a net loss of US$30 million in the third quarter of 2019 and a net loss of US$75 million in the second quarter of 2020.

Dr. Charles Zhang, Chairman and CEO of Sohu.com Limited, commented, “In the third quarter of 2020, to further consolidate our core competitiveness and credibility, we continued to optimize our products, refine our technology, enhance the quality of premium content, and improve its distribution. At the same time, we kept exploring creative new and differentiated monetization opportunities. Benefiting from our more mature and sophisticated Sohu Video App and its advanced live broadcasting technology, we successfully hosted several innovative content marketing campaigns that could leverage the broad reach of our product portfolio. We saw positive feedback in terms of user interaction and from advertisers. For this quarter, despite the current challenging macroeconomic environment, our brand advertising revenue reached the high end of our prior guidance and achieved 8% quarter-over-quarter growth. Changyou’s online games performed well for the third quarter of 2020, with revenue exceeding the high end of our prior guidance.”

Third Quarter Financial Results

Revenues

Total revenues for the third quarter of 2020 were US$158 million, down 6% year-over-year and 1% quarter-over-quarter.

Brand advertising revenues for the third quarter of 2020 totaled US$41 million, down 11% year-over-year and up 8% quarter-over-quarter. The year-over-year decrease was mainly due to the continuous negative impact of the COVID-19 outbreak. The quarter-over-quarter increase was mainly due to increased revenues in the portal and video advertising businesses resulting from continuing efforts to boost revenues.

Online game revenues for the third quarter of 2020 were US$101 million, down 6% year-over-year and 4% quarter-over-quarter. The year-over-year decrease was mainly due to the natural decline in revenue of Legacy TLBB Mobile and TLBB Honor.

Gross Margin

Both GAAP and non-GAAP1 gross margin was 66% for the third quarter of 2020, compared with 63% in the third quarter of 2019 and 67% in the second quarter of 2020.

Both GAAP and non-GAAP gross margin for the brand advertising business in the third quarter of 2020 was 31%, compared with 31% in the third quarter of 2019 and 40% in the second quarter of 2020. The quarter-over-quarter margin decrease was mainly due to increased video content cost as a result of resumption of original content shooting with the easing of restrictions related to COVID-19 in China.

GAAP gross margin for online games in the third quarter of 2020 was 80%, compared with 78% in the third quarter of 2019 and 77% in the second quarter of 2020. Non-GAAP gross margin for online games in the third quarter of 2020 was 80%, compared with 78% in the third quarter of 2019 and 78% in the second quarter of 2020.

Operating Expenses

For the third quarter of 2020, GAAP operating expenses totaled US$115 million, down 7% year-over-year and up 9% quarter-over-quarter. Non-GAAP operating expenses were US$109 million, down 11% year-over-year and up 8% quarter-over-quarter. The change in operating expenses was mainly due to changes in marketing expenses.

Operating Profit/(Loss)

GAAP operating loss for the third quarter of 2020 was US$11 million, compared with an operating loss of US$17 million in the third quarter of 2019 and an operating profit of US$1 million in the second quarter of 2020.

Non-GAAP operating loss for the third quarter of 2020 was US$5 million, compared with an operating loss of US$17 million in the third quarter of 2019 and an operating profit of US$5 million in the second quarter of 2020.

Income Tax Expense

GAAP income tax expense was US$11 million for the third quarter of 2020, compared with income tax expense of US$15 million in the third quarter of 2019 and income tax expense of US$86 million in the second quarter of 2020. Non-GAAP income tax expense was US$10 million for the third quarter of 2020, compared with income tax expense of US$12 million in the third quarter of 2019 and income tax expense of US$83 million in the second quarter of 2020. For the second quarter of 2020, Changyou recognized an additional accrual of withholding income tax of US$88 million, as Changyou changed its policy for its PRC subsidiaries with respect to distribution of cash dividends after the completion of the privatization of Changyou.

Net Loss

GAAP net loss from continuing operations attributable to Sohu.com Limited for the third quarter of 2020 was US$15 million, or a net loss of US$0.39 per fully-diluted ADS, compared with a net loss of US$33 million in the third quarter of 2019 and a net loss of US$77 million in the second quarter of 2020.

Non-GAAP net loss from continuing operations attributable to Sohu.com Limited for the third quarter of 2020 was US$7 million, or a net loss of US$0.17 per fully-diluted ADS, compared with a net loss of US$30 million in the third quarter of 2019 and a net loss of US$75 million in the second quarter of 2020.

Liquidity

As of September 30, 2020, cash and cash equivalents and short-term investments were US$192 million.

[1]

Non-GAAP results exclude share-based compensation expense; non-cash tax benefits from excess tax deductions related to share-based awards; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; impairment charge recognized for investments unrelated to the Company’s core businesses; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; and interest accrued in relation to the previously unrecognized tax benefit. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Supplementary Information for Changyou Results

Third Quarter 2020 Operational Results

•

For PC games, total average monthly active accounts[2] were 2.0 million, a decrease of 5% year-over-year and an increase of 5% quarter-over-quarter. Total quarterly aggregate active paying accounts[3] were 1.0 million, flat year-over-year and an increase of 11% quarter-over-quarter. The quarter-over-quarter increase was mainly due to improved performance of some of Changyou’s older games, including TLBB PC, as a result of promotional activities.

•

For mobile games, total average monthly active accounts were 3.8 million, an increase of 9% year-over-year and 23% quarter-over-quarter. The year-over-year and quarter-over-quarter increases were mainly due to the launch of Illusion Connect in South Korea in the third quarter of 2020. Total quarterly aggregate active paying accounts were 0.6 million, a decrease of 45% year-over-year and flat quarter-over-quarter. The year-over-year decrease reflected the natural declining life cycles of Changyou’s older games, including Legacy TLBB Mobile and TLBB Honor.

Third Quarter 2020 Unaudited Financial Results

Total revenues for the third quarter of 2020 were US$104 million, a decrease of 6% year-over-year and 5% quarter-over-quarter. Online game revenues were US$101 million, a decrease of 6% year-over-year and 4% quarter-over-quarter. Online advertising revenues were US$3 million, a decrease of 1% year-over-year and 18% quarter-over-quarter.

GAAP gross profit for the third quarter of 2020 was US$83 million, a decrease of 4% year-over-year and 2% quarter-over-quarter. Non-GAAP gross profit for the third quarter of 2020 was US$83 million, a decrease of 3% year-over-year and 2% quarter-over-quarter.

GAAP operating expenses for the third quarter of 2020 were US$53 million, an increase of 4% year-over-year and quarter-over-quarter.

Non-GAAP operating expenses for the third quarter of 2020 were US$50 million, a decrease of 2% year-over-year and an increase of 4% quarter-over-quarter.

GAAP operating profit for the third quarter of 2020 was US$30 million, compared with an operating profit of US$35 million for the third quarter of 2019 and US$33 million for the second quarter of 2020.

Non-GAAP operating profit for the third quarter of 2020 was US$33 million, compared with a non-GAAP operating profit of US$35 million for the third quarter of 2019 and US$37 million for the second quarter of 2020.

Recent Developments

On September 29, 2020, Sogou entered into the Sogou Merger Agreement, and the Company and Sohu Search entered into the Share Purchase Agreement. The closing of the Share Purchase under the Share Purchase Agreement is expected to take place shortly prior to the completion of the Sogou Merger. If completed, the Share Purchase and the Sogou Merger will result in Sogou becoming a privately-held indirect wholly-owned subsidiary of Tencent, Sohu Search will receive aggregate consideration in the Share Purchase of approximately US$1.18 billion in cash, and Sohu will no longer have any beneficial ownership interest in Sogou.

Business Outlook

For the fourth quarter of 2020, Sohu estimates:

•

Brand advertising revenues to be between US$37 million and US$42 million; this implies an annual decrease of 11% to an annual increase of 1% and a sequential decrease of 10% to a sequential increase of 2%.

•	Online game revenues to be between US$140 million and US$150 million; this implies an annual increase of 6% to 14% and a sequential increase of 38% to 48%.

•

Non-GAAP net income from continuing operations attributable to Sohu.com Limited to be between US$15 million and US$25 million; and GAAP net income from continuing operations attributable to Sohu.com Limited to be between US$10 million and US$20 million.

[2]	Monthly active accounts refers to the number of registered accounts that are logged in to these games at least once during the month.
[3]	Quarterly aggregate active paying accounts refers to the number of accounts from which game points are utilized at least once during the quarter.

For the fourth quarter 2020 guidance, the Company has adopted a presumed exchange rate of RMB6.74=US$1.00, as compared with the actual exchange rate of approximately RMB7.03=US$1.00 for the fourth quarter of 2019, and RMB6.92=US$1.00 for the third quarter of 2020.

This forecast reflects Sohu’s management’s current and preliminary view, which is subject to substantial uncertainty, particularly in view of the potential ongoing impact of the worldwide COVID-19 pandemic, which remains difficult to predict.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), Sohu’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per ADS, which are adjusted from results based on GAAP to exclude the impact of the share-based awards, which consist mainly of share-based compensation expenses and non-cash tax benefits from excess tax deductions related to share-based awards; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; impairment charge recognized for investments unrelated to the Company’s core businesses; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; and interest expense recognized in connection with the Toll Charge. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sohu’s management believes excluding share-based compensation expense, changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; impairment charge recognized for investments unrelated to the Company’s core businesses; non-cash tax benefits from excess tax deductions related to share-based awards; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; and income tax expense, income tax benefit, uncertain tax position, and interest recognized in relation to the Toll Charge from its non-GAAP financial measure is useful for itself and investors. Further, the impact of share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; impairment charge recognized for investments unrelated to the Company’s core businesses; non-cash tax benefits from excess tax deductions related to share-based awards; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; and interest expense recognized in connection with the Toll Charge cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts that have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As the impact of share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, impairment charge recognized for investments unrelated to the Company’s core businesses, non-cash tax benefits from excess tax deductions related to share-based awards, and income/expense from the adjustment of contingent consideration previously recorded for acquisitions does not involve subsequent cash outflow or is reflected in the cash flows at the equity transaction level, Sohu does not factor this impact in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, in general, the monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, impairment charge recognized for investments unrelated to the Company’s core businesses, non-cash tax benefits from excess tax deductions related to share-based awards, and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, and also excluded the interest expense recognized in connection with the Toll Charge.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sohu’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per ADS, excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards, and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, is that the impact of share-based awards and non-cash tax benefits from excess tax deductions related to share-based awards has been and will continue to be a significant recurring expense in Sohu’s business for the foreseeable future, and income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations Sohu has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between the GAAP financial measures that are most directly comparable to the non-GAAP financial measures that have been presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Sohu’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sohu’s next quarterly earnings announcement; however, Sohu reserves right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, instability in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on Sohu’s reported US dollar results; recent slow-downs in the growth of the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Sohu’s quarterly operating results; the possibilities that Sohu will be unable to recoup its investment in video content and that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; Sohu’s reliance on online advertising sales, online games and mobile services for its revenues; the impact of the U.S. TCJA; the effects of the COVID-19 virus on the economy in China in general and on Sohu’s business in particular; the possibility that the Share Purchase and the Sogou Merger will not occur as planned if events arise that result in the termination of the Share Purchase Agreement and/or the Sogou Merger Agreement, or if one or more of the various closing conditions to the Share Purchase and/or the Sogou Merger are not satisfied or waived, and other risks and uncertainties regarding the Share Purchase Agreement and the Share Purchase, and the Sogou Merger Agreement and the Sogou Merger, that are discussed in the transaction statement on Schedule 13E-3 filed with the SEC on October 28, 2020. Further information regarding these and other risks is included in Sohu’s annual report on Form 20-F for the year ended December 31, 2019, and other filings with the Securities and Exchange Commission.

Conference Call and Webcast

Sohu’s management team will host a conference call at 7:30 a.m. U.S. Eastern Time, November 16, 2020 (8:30 p.m. Beijing/Hong Kong time, November 16, 2020) following the quarterly results announcement. Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/7562279. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly. Please dial in 10 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call at 10:30 a.m. Eastern Time November 16 through November 25, 2020. The dial-in details for the telephone replay are:

International:	+1-646-254-3697
Passcode:	7562279

The live Webcast and archive of the conference call will be available on the Investor Relations section of Sohu’s Website at http://investors.sohu.com/.

About Sohu.com

Sohu.com Limited (NASDAQ: SOHU) is China’s premier online brand and indispensable to the daily life of millions of Chinese, providing a network of web properties and community based/web 2.0 products which offer the vast Sohu user community a broad array of choices regarding information, entertainment and communication. Sohu has built one of the most comprehensive matrices of Chinese language web properties and proprietary search engines, consisting of the mass portal and leading online media destination www.sohu.com; interactive search engine www.sogou.com; developer and operator of online games www.changyou.com/en/ and online video website tv.sohu.com.

Sohu’s corporate services consist of online brand advertising on Sohu’s matrix of websites as well as bid listing and home page on its in-house developed search directory and engine. Sohu also provides multiple news and information services on mobile platforms, including Sohu News App and the mobile news portal m.sohu.com. Sohu’s online game subsidiary Changyou develops and operates a diverse portfolio of PC and mobile games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China. Changyou also owns and operates the 17173.com Website, a game information portal in China. Sohu’s online search subsidiary Sogou (NYSE: SOGO) has grown to become the second largest search engine by mobile queries in China. It also owns and operates Sogou Input Method, the largest Chinese language input software. Sohu, established by Dr. Charles Zhang, one of China’s internet pioneers, is in its twenty-fourth year of operation.

For investor and media inquiries, please contact:

In China:

Ms. Pu Huang
Sohu.com Limited
Tel:	+86 (10) 6272-6645
E-mail:	ir@contact.sohu.com

In the United States:

Ms. Linda Bergkamp
Christensen
Tel:	+1 (480) 614-3004
E-mail:	lbergkamp@christensenir.com

SOHU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Sep. 30, 2020	Jun. 30, 2020	Sep. 30, 2019
Revenues:
Brand advertising	$41,094	$38,001	$46,366
Online games	101,324	105,937	108,012
Others	15,476	16,023	13,121

Total revenues	157,894	159,961	167,499

Cost of revenues:
Brand advertising (includes stock-based compensation expense of $240, $36, and $4, respectively)	28,459	22,790	31,992
Online games (includes stock-based compensation expense of $151, $152, and nil, respectively)	20,024	23,959	23,286
Others	5,075	6,348	6,746

Total cost of revenues	53,558	53,097	62,024

Gross profit	104,336	106,864	105,475
Operating expenses:
Product development (includes stock-based compensation expense of $2,469, $2,075, and $95, respectively)	59,532	58,325	55,734
Sales and marketing (includes stock-based compensation expense of $496, $93, and $35, respectively)	40,250	32,969	54,261
General and administrative (includes stock-based compensation expense of $2,516, $1,606, and $24, respectively)	15,176	14,302	12,967

Total operating expenses	114,958	105,596	122,962

Operating profit/(loss)	(10,622)	1,268	(17,487)
Other income, net	7,859	10,720	9,944
Interest income	1,933	1,383	1,166
Interest expense	(1,352)	(1,431)	(2,631)
Exchange difference	(2,043)	(171)	1,516

Income/(loss) before income tax expense	(4,225)	11,769	(7,492)
Income tax expense[4]	11,082	86,166	14,646
Net loss from continuing operations	(15,307)	(74,397)	(22,138)

Net income/(loss) from discontinued operations, net of tax[5]	(42,181)	(8,692)	33,938

Net income/(loss)	(57,488)	(83,089)	11,800

Less: Net income/(loss) from continuing operations attributable to the noncontrolling interest shareholders	(50)	2,640	11,320

Less: Net income/(loss) from discontinued operations attributable to the noncontrolling interest shareholders	(27,874)	(5,799)	23,399

Net loss from continuing operations attributable to Sohu.com Limited	(15,257)	(77,037)	(33,458)

Net income/(loss) from discontinued operations attributable to Sohu.com Limited	(14,307)	(2,893)	10,539

Net loss attributable to Sohu.com Limited	(29,564)	(79,930)	(22,919)

Basic net loss from continuing operations per ADS attributable to Sohu.com Limited	$(0.39)	$(1.96)	$(0.85)

Basic net income/( loss) from discontinued operations per ADS attributable to Sohu.com Limited	$(0.36)	$(0.07)	$0.27

Basic net loss per ADS attributable to Sohu.com Limited	$(0.75)	$(2.04)	$(0.58)

ADS used in computing basic net income/(loss) per ADS attributable to Sohu.com Limited	39,286	39,271	39,254

Diluted net loss from continuing operations per ADS attributable to Sohu.com Limited	$(0.39)	$(1.96)	$(0.85)

Diluted net income/( loss) from discontinued operations per ADS attributable to Sohu.com Limited	$(0.36)	$(0.07)	$0.26

Diluted net loss per ADS attributable to Sohu.com Limited	$(0.75)	$(2.04)	$(0.59)

ADS used in computing diluted net income/(loss) per ADS attributable to Sohu.com Limited	39,286	39,271	39,254

[4]

Following completion of the Changyou privatization, Changyou changed its policy for its PRC subsidiaries with respect to distribution of cash dividends. As a result, Changyou recognized an additional accrual of withholding income tax of US$88 million for the second quarter of 2020.

[5]

On September 29, 2020, the Company entered into a Share Purchase Agreement with Tencent’s subsidiary TitanSupernova Limited (“Parent”), pursuant to which the Company’s wholly-owned subsidiary Sohu.com (Search) Limited agreed to sell all of the Sogou Class A ordinary shares and Sogou Class B ordinary shares owned by it to Parent at a purchase price of $9.00 per share. In view of the Share Purchase Agreement, the results of operations for Sogou have been excluded from the Company’s results from continuing operations in the condensed consolidated statements of operations for the third quarter and are presented in separate line items as discontinued operations. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison. Unless indicated otherwise, results presented are related to continuing operations only.

SOHU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Sep. 30, 2020	As of Dec. 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$191,913	$162,662
Restricted cash	111,210	3,290
Short-term investments[6]	—	321,483
Account and financing receivables, net	122,613	126,081
Prepaid and other current assets	102,619	97,531
Held for sale assets (current) [7]	1,433,171	1,304,621

Total current assets	1,961,526	2,015,668

Long-term investments, net	35,294	30,987
Fixed assets, net	328,390	337,682
Goodwill	47,758	47,390
Intangible assets, net	5,640	9,922
Restricted time deposits[6]	97,267	240
Prepaid non-current assets	1,205	1,882
Other assets	34,979	30,413
Held for sale assets (non-current) [7]	—	217,680

Total assets	$2,512,059	$2,691,864

LIABILITIES
Current liabilities:
Accounts payable	$111,303	$121,318
Accrued liabilities	147,751	157,861
Receipts in advance and deferred revenue	49,388	50,321
Accrued salary and benefits	85,065	86,666
Taxes payable	18,618	25,997
Short-term bank loans	100,000	114,528
Other short-term liabilities	113,212	91,065
Held for sale liabilities (current)[7]	446,005	453,111

Total current liabilities	$1,071,342	$1,100,867

Long-term accounts payable	785	767
Long-term bank loans	92,000	0
Long-term tax liabilities[8]	387,523	277,544
Other long-term liabilities	828	83
Held for sale liabilities (non-current) [7]	—	5,686

Total long-term liabilities	$481,136	$284,080

Total liabilities	$1,552,478	$1,384,947

SHAREHOLDERS’ EQUITY:
Sohu.com Limited shareholders’ equity	283,941	428,454
Noncontrolling interest	675,640	878,463

Total shareholders’ equity	$959,581	$1,306,917

Total liabilities and shareholders’ equity	$2,512,059	$2,691,864

[6]

During the third quarter of 2020, Changyou redeemed its short-term financial products to support the company’s operation, partly as the restricted time deposits used to secure the offshore bridge loans to repay the previous offshore bank loans related to the Changyou’s privatization.

[7]

On September 29, 2020, the Company has entered into a Share Purchase Agreement with Tencent’s subsidiary TitanSupernova Limited (“Parent”), pursuant to which the Company’s wholly-owned subsidiary Sohu.com (Search) Limited has agreed to sell all of the Sogou Class A ordinary share and Sogou Class B ordinary shares owned by it to Parent at a purchase price of $9.00 per share. Sogou related assets and liabilities were classified as assets/liabilities held for sale.

[8]

Following completion of the Changyou privatization, Changyou changed its policy for its PRC subsidiaries with respect to distribution of cash dividends. As a result, Changyou recognized an additional accrual of withholding income tax of US$88 million in the second quarter of 2020.

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Sep. 30, 2020					Three Months Ended Jun. 30, 2020					Three Months Ended Sep. 30, 2019
	GAAP	Non-GAAP Adjustments			Non-GAAP	GAAP	Non-GAAP Adjustments			Non-GAAP	GAAP	Non-GAAP Adjustments			Non-GAAP
		240	(a	)			36	(a	)			4	(a	)

Brand advertising gross profit	$12,635	$240			$12,875	$15,211	$36			$15,247	$14,374	$4			$14,378

Brand advertising gross margin	31%				31%	40%				40%	31%				31%

		151	(a	)			152	(a	)			0	(a	)

Online games gross profit	$81,300	$151			$81,451	$81,978	$152			$82,130	$84,726	$0			$84,726

Online games gross margin	80%				80%	77%				78%	78%				78%

		0	(a	)			0	(a	)			0	(a	)
Others gross profit	$10,401	$0			$10,401	$9,675	$0			$9,675	$6,375	$0			$6,375

Others gross margin	67%				67%	60%				60%	49%				49%

		391	(a	)			188	(a	)			4	(a	)

Gross profit	$104,336	$391			$104,727	$106,864	$188			$107,052	$105,475	$4			$105,479

Gross margin	66%				66%	67%				67%	63%				63%

Operating expenses	$114,958	$(5,481)	(a	)	$109,477	$105,596	$(3,774)	(a	)	$101,822	$122,962	$(154)	(a	)	$122,808

		5,872	(a	)			3,962	(a	)			158	(a	)

Operating profit/(loss)	$(10,622)	$5,872			$(4,750)	$1,268	$3,962			$5,230	$(17,487)	$158			$(17,329)

Operating margin	-7%				-3%	1%				3%	-10%				-10%

Income tax expense[9]	$11,082	$(642)	(c,d	)	$10,440	$86,166	$(3,140)	(c,d	)	$83,026	$14,646	$(2,468)	(c,d	)	$12,178

		5,872	(a	)			3,962	(a	)			158	(a	)
		1,587	(c	)			(3,619)	(c	)			448	(c	)
		1,171	(d	)			1,934	(d	)			2,618	(d	)

Net loss before non-controlling interest	$(15,307)	$8,630			$(6,677)	$(74,397)	$2,277			$(72,120)	$(22,138)	$3,224			$(18,914)

		5,872	(a	)			3,962	(a	)			158	(a	)
		—	(b	)			(421)	(b	)			2	(b	)
		1,587	(c	)			(3,619)	(c	)			448	(c	)
		1,171	(d	)			1,934	(d	)			2,618	(d	)

Net loss from continuing operations attributable to Sohu.com Limited for diluted net loss per ADS	$(15,257)	$8,630			$(6,627)	$(77,092)	$1,856			$(75,236)	$(33,492)	$3,226			$(30,266)

Net income/(loss) from discontinued operations attributable to Sohu.com Limited for diluted net loss per ADS [10]	$(14,307)	$1,462			$(12,845)	$(2,894)	$997			$(1,897)	$10,285	$1,351			$11,636

Net loss attributable to Sohu.com Limited for diluted net loss per ADS	$(29,564)	$10,092			$(19,472)	$(79,986)	$2,853			$(77,133)	$(23,207)	$4,577			$(18,630)

Diluted net loss from continuing operations per ADS attributable to Sohu.com Limited	$(0.39)				$(0.17)	$(1.96)				$(1.92)	$(0.85)				$(0.77)

Diluted net income/(loss) from discontinued operations per ADS attributable to Sohu.com Limited	$(0.36)				$(0.33)	$(0.07)				$(0.05)	$0.26				$0.30

Diluted net loss per ADS attributable to Sohu.com Limited	$(0.75)				$(0.50)	$(2.04)				$(1.96)	$(0.59)				$(0.47)

Shares used in computing diluted net income/(loss) per ADS attributable to Sohu.com Limited	39,286				39,286	39,271				39,271	39,254				39,254

Note:

(a)	To eliminate the impact of share-based awards as measured using the fair value method. This adjustment does not have an impact on income tax expense.
(b)	To adjust Sohu’s economic interests in Changyou attributable to the above non-GAAP adjustments. This adjustment does not have an impact on income tax expense.
(c)	To adjust for a change in the fair value of the Company’s investment in Hylink and the income tax effect.
(d)	To adjust for the effect of the U.S. TCJA.
[9]

Following completion of the Changyou privatization, Changyou changed its policy for its PRC subsidiaries with respect to distribution of cash dividends. As a result, Changyou recognized an additional accrual of withholding income tax of US$88 million for the second quarter of 2020.

[10]

On September 29, 2020, the Company entered into a Share Purchase Agreement with Tencent’s subsidiary TitanSupernova Limited (“Parent”), pursuant to which the Company’s wholly-owned subsidiary Sohu.com (Search) Limited has agreed to sell all of the Sogou Class A ordinary share and Sogou Class B ordinary shares owned by it to Parent at a purchase price of $9.00 per share. In view of the Share Purchase Agreement, the results of operations for Sogou have been excluded from the Company’s results from continuing operations in the condensed consolidated statements of operations for the third quarter and are presented in separate line items as discontinued operations. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison. Unless indicated otherwise, results presented are related to continuing operations only.